[GRUPO PAO DE ACUCAR LOGO][GRAPHIC OMITTED]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 Publicly Traded Company with Authorized Capital
                         CNPJ/MF No. 47.508.411/0001-56

                                  MATERIAL FACT

Companhia Brasileira de Distribuicao ("Company"), under the provisions in paragraph 4 of Article 157 of Law No. 6.404/76 and CVM Instruction no. 358/02, hereby announces the following to its shareholders and to the market in general:

Casino Guichard Perrachon S.A. ("Offeror"), pursuant to Article 254-A of Law No. 6404/76, Article 29 of CVM Instruction No. 361/02 and the decision of the collegiate body ("Collegiate") of the Brazilian Securities Exchange Commission ("CVM"), as materialized in its ruling on Case RJ 2005/4069 issued at the meeting of the Collegiate held on April 11, 2006, lodged with the CVM, on May 16, 2006, an application for registration of a Public Offer for Purchase of Shares using a differentiated procedure ("Offer"), for the purchase of all the Company's common shares on the market. Registration of the Offer was accepted by the CVM on November 22, 2006.

The Offer corresponds to thirty million, three hundred and thirty-six thousand, one hundred and thirty-nine (30,336,139) common shares issued by the Company and currently circulating on the market, representing 0.06% of the total number of common shares, in so far as they are free and unrestricted of any obligation or charges of any nature on the date of financial settlement of the Offer.

The Offer as registered by the CVM stipulates the use of a differentiated procedure as follows: (i) the Offer will be made without auction on exchange, and (ii) there shall be no presentation of a Company valuation report. Offeror intends to acquire all the common shares in circulation in the market at the price of eighty Brazilian reais and seventeen cents (R$ 80.17 ) per lot of one thousand common shares, which shall immediately be adjusted using the IPCA price index to the date prior to the date of effective financial settlement of the Offer. This price is equal to eighty percent (80%) of the price per lot of one thousand common shares paid by Offeror, duly corrected for inflation under the terms of Article 254-A of Law 6404/76. The price will be paid in cash in Brazilian currency on the date of financial settlement of the Offer.

The brokerage firm Agora Senior Corretora de Titulos e Valores Mobiliarios S.A. has been engaged as financial institution acting as intermediary agent for the Offer.

In terms of the Notification to the Market of May 16, 2006, irrespective of the making of the Offer by Casino, the Company ratifies its belief that the stock ownership transaction between Abilio dos Santos Diniz and Offeror does not amount to transfer of shareholding control of the Company under the terms of Article 254-S of Law No. 6404/76.

Further information, terms and conditions of the Offer are contained in the Public Announcement of Offer, to be published in accordance with the legislation in force.

                           Sao Paulo, December 5, 2006

                                 DANIELA SABBAG
                           Investor Relations Officer